FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Third Quarter Financial Results
2.	Nomura to Issue 100th Anniversary Commemorative Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2025

NOMURA HOLDINGS, INC.

By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida Senior Managing Director

Exhibit 1

Nomura Reports Third Quarter Financial Results

•	Group pretax income of ¥138.3bn at four and a half year high, underpinned by best three segment performance since FY2007/8 1Q; Highest International pretax income in four years

•	Wealth Management earnings momentum continued for seventh straight quarter; Recurring revenue reached record high, and cost control initiatives yielded results

•	Investment Management AuM at new high on continued net inflows; Stable business revenue at highest level since division established in April 2021

•	Best Wholesale pretax income since FY2020/21 3Q; Strongest Investment Banking revenues since year ended March 2017, and Global Markets revenues grew for seventh straight quarter

•	Third quarter ROE of 11.8%

Tokyo, February 5, 2025—Nomura Holdings, Inc. today announced its consolidated financial results for the third quarter of the fiscal year ending March 31, 2025.

Net revenue for the third quarter was 502.0 billion yen (US$3.2 billion)1, up 4 percent quarter on quarter and 25 percent year on year. Income before income taxes increased 4 percent from last quarter and 76 percent compared to the third quarter last year to 138.3 billion yen (US$879 million). Net income attributable to Nomura Holdings shareholders was 101.4 billion yen (US$644 million), up 3 percent quarter on quarter and 101 percent year on year.

For the nine months to December, Nomura reported net revenue of 1,439.8 billion yen (US$9.1 billion), up 29 percent from the same period last year. Income before income taxes increased 106 percent to 374.2 billion yen (US$2.4 billion), and net income attributable to Nomura Holdings shareholders was 268.8 billion yen (US$1.7 billion), up 146 percent.

“We reported our strongest group pretax income in four and a half years. ROE was within our target range at 11.8 percent,” said Kentaro Okuda, Nomura President and Group CEO.

“Total pretax income for the three international regions was at the highest level in four years, accounting for around 40 percent of firmwide results as profitability improved.

“Our three core businesses delivered the best pretax income in 17 and a half years since the first quarter of FY2007/8, driven by record high stable revenues and strong earnings momentum.

“We are seeing the results of our medium to long-term strategy to strengthen our business portfolio by growing our stable revenues and diversifying our revenue streams, while effectively controlling costs and capital. This reinforces our confidence in our current direction.

“Looking ahead, we will continue to intensify our global strategy leveraging our Japan franchise to consistently achieve ROE of 8 to 10 percent or more and pretax income of over 500 billion yen. We remain committed to taking on new challenges to take our business to greater heights.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 157.37 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2024. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Wealth Management

(billions of yen)	FY2024/25 Q3	QoQ	YoY
Net revenue	116.3	-0.4%	13%
Income (loss) before income taxes	46.2	2%	45%

Wealth Management reported net revenue of 116.3 billion yen, down 0.4 percent quarter on quarter and up 13 percent from the same period last year. Income before income taxes was 46.2 billion yen, up 2 percent quarter on quarter and 45 percent year on year.

Wealth Management earnings momentum continued into the third quarter for the seventh consecutive quarter. The division’s results remained stable underpinned by record high recurring revenue and successful cost reduction initiatives.

For the nine months to December, divisional pretax income reached an 11 year high as progress in Wealth Management’s full-service asset management business led to 30 percent growth in recurring revenue.

Investment Management

(billions of yen)	FY2024/25 Q3	QoQ	YoY
Net revenue	45.7	-18%	17%
Income (loss) before income taxes	18.9	-41%	21%

Investment Management net revenue was 45.7 billion yen, down 18 percent quarter on quarter but up 17 percent year on year. Income before income taxes was 18.9 billion yen, down 41 percent from the previous quarter and up 21 percent from the same period last year.

The asset management business had a robust third quarter. Continued net inflows helped lift assets under management in Investment Management to a new high and stable business revenue was at its highest level since April 2021 when the division was established.

2

For the nine-month period from April to December, Investment Management pretax income grew by over 70 percent from the previous year, reflecting strong business revenue and improvement in investment gain/loss.

Wholesale

(billions of yen)	FY2024/25 Q3	QoQ	YoY
Net revenue	290.5	10%	34%
Income (loss) before income taxes	62.4	38%	171%

Wholesale booked net revenue of 290.5 billion yen, increasing 10 percent quarter on quarter and 34 percent year on year. Income before income taxes was 62.4 billion yen, up 38 percent quarter on quarter and 171 percent year on year.

Wholesale booked its best quarterly pretax income in four years, since the third quarter of the year ended March 2021. For the nine months to December, the division’s performance rebounded significantly on stronger revenues across all business lines and regions and cost controls.

Global Markets had its seventh straight quarter of revenue growth, driven by growth in Equities and Fixed Income revenues in all three international regions. Investment Banking net revenue was at the highest level since the year ended March 2017 when comparisons became possible, as revenues from Advisory, Financing and Solutions increased. The division’s cost-to-income ratio improved to 79 percent reflecting higher revenues across all business lines and cost controls.

ends

For further information, please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning approximately 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Wealth Management, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

3

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2025 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

4

Exhibit 2

Nomura to Issue 100th Anniversary Commemorative Dividend

Tokyo, February 5, 2025—Nomura Holdings, Inc. announced that the Board of Directors resolved at a meeting held today to issue a 100th anniversary commemorative dividend.

Nomura will celebrate its 100th anniversary on December 25, 2025. Nomura would like to express its sincere gratitude to its shareholders and all stakeholders for their support over the years.

Nomura will pay a commemorative dividend of 10 yen per share to shareholders of record as of March 31, 2025.

Nomura strives to pay dividends using a consolidated payout ratio of at least 40 percent of each semi-annual consolidated earnings as a key indicator. Nomura also aims for a total payout ratio, which includes dividends and share buybacks, of at least 50 percent.

Nomura plans to implement shareholder returns for the fiscal year ending March 2025 based on this policy, in addition to the commemorative dividend.

Cash Dividends

	FY2024/25 Q4	Recent dividend forecast	FY2023/24 Q4
Record date	March 31, 2025	-	March 31, 2024
Dividend per share	TBD (Ordinary dividend: TBD) (Commemorative dividend: ¥10.0)	-	¥15.0
Payment date	June 2, 2025	-	June 3, 2024

Note: The year-end dividend for the fiscal year ending March 2025, including the ordinary dividend, is scheduled to be resolved at the Board of Directors meeting planned in April 2025.

Recent Dividends

	Q2	Q4	Annual dividend
FY2022/23	¥5.0	¥12.0	¥17.0
FY2023/24	¥8.0	¥15.0	¥23.0
FY2024/25	¥23.0	TBD	TBD

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning approximately 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Wealth Management, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.